                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                           MAXICARE HEALTH PLANS INC.
- -------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
- -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    577904204
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- --------------------                             -------------------------------
CUSIP No. 577904204                  13G           Page   2    of   13    Pages
- --------------------                             -------------------------------

- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                       Husic Capital Management
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                      (a)

                                                      (b)
- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION         California


- -------------------------------------------------------------------------------
                    5 SOLE VOTING POWER                    0

                  -------------------------------------------------------------
  NUMBER OF
  SHARES            6 SHARED VOTING POWER                  0
  BENEFICIALLY
  OWNED BY        -------------------------------------------------------------
  EACH              7 SOLE DISPOSITIVE POWER               0
  REPORTING
  PERSON          -------------------------------------------------------------
  WITH              8 SHARED DISPOSITIVE POWER             0

- -------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     0


- -------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    0%


                      * SEE INSTRUCTION BEFORE FILLING OUT!

- -------------------                             ------------------------------
CUSIP NO. 577904204                  13G         Page    3   of  13   Pages
- -------------------                               ----------------------------

- -------------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*       PN, IA


- -------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                             Frank J. Husic and Co.
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)


                                                      (b)

- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4 CITIZENSHIP OR PLACE OF ORGANIZATION               California


- -------------------------------------------------------------------------------
                    5 SOLE VOTING POWER                 0

                    -----------------------------------------------------------
  NUMBER OF
  SHARES            6 SHARED VOTING POWER               0
  BENEFICIALLY
  OWNED BY          -----------------------------------------------------------
  EACH              7 SOLE DISPOSITIVE POWER            0
  REPORTING
  PERSON            -----------------------------------------------------------
  WITH              8 SHARED DISPOSITIVE POWER          0

- -------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    0


- -------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                      * SEE INSTRUCTION BEFORE FILLING OUT!

- --------------------                             -------------------------------
CUSIP No. 577904204                  13G           Page   4    of   13    Pages
- --------------------                             -------------------------------

- -------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    0%


- -------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*       CO, HC


- -------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON                          Frank J. Husic
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


- -------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)

     (b)

- -------------------------------------------------------------------------------
3    SEC USE ONLY


- -------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION               U.S.A.


- -------------------------------------------------------------------------------
                    5 SOLE VOTING POWER                 0

  NUMBER OF         -----------------------------------------------------------
  SHARES            6 SHARED VOTING POWER               0
  BENEFICIALLY
  OWNED BY          -----------------------------------------------------------
  EACH              7 SOLE DISPOSITIVE POWER            0
  REPORTING
  PERSON            -----------------------------------------------------------
  WITH              8 SHARED DISPOSITIVE POWER          0

- -------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     0

                      * SEE INSTRUCTION BEFORE FILLING OUT!

- --------------------                             -------------------------------
CUSIP No. 577904204                  13G           Page   5    of   13    Pages
- --------------------                             -------------------------------

- -------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9    0%


- -------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*       IN, HC


- -------------------------------------------------------------------------------



- -------------------------------------------------------------------------------
ITEM 1.
     (a)  Name of Issuer:  MAXICARE HEALTH PLANS INC.
          --------------

     (b)  Address of Issuer's Principal Executive Offices:
          ------------------------------------------------
          1149 South Hill Street
          Los Angeles, CA  90015


ITEM 2.

     (a) NAME OF PERSON FILING: This statement is being filed by (i) Husic Capital Management, a California limited partnership and registered investment adviser ("IA"), (ii) Frank J. Husic and Co., a California corporation ("Corporate G.P.") and (iii) Frank J. Husic ("Shareholder") (collectively, the "Reporting Persons"). Corporate G.P. controls IA by virtue of its position as the sole general partner of IA. Shareholder controls IA by virtue of Shareholder's position as the sole shareholder of Corporate G.P.

          IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients. Corporate G.P.'s beneficial ownership of Common Stock is indirect as a result of its control of IA. Shareholder's beneficial ownership of Common Stock is indirect as a result of Shareholder's stock ownership in Corporate G.P. The beneficial ownership of the Corporate G.P. and Shareholder is reported solely because Rule 13d-1(a) and (b) under the Securities Exchange Act of 1934, as amended, requires any person who is "directly or indirectly" the beneficial owner of more than five percent of any equity security of a specified class to file a Schedule 13G within the specified time period. The answers in blocks 6, 8, 9 and 11 on pages 3 and 4 above and in responses to

                      * SEE INSTRUCTION BEFORE FILLING OUT!

item 4 by Corporate G.P. and Shareholder are given on the basis of the "indirect" beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by IA and the relationship of Corporate G.P. and Shareholder to IA referred to above.

          Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

     (b)  Address of Principal Business Office or, if none, Residence:
          -----------------------------------------------------------

          IA's Principal Business Office is located at:

                    555 California Street, Suite 2900, San Francisco,
                    CA 94104

          Corporate G.P.'s Principal Business Office is located at:

                    555 California Street, Suite 2900, San Francisco,
                    CA 94104

          Shareholder's Principal Business Office is located at:

                    555 California Street, Suite 2900, San Francisco,
                    CA 94104

     (c)  Citizenship:
          -----------
                    IA is a California limited partnership.

                    Corporate G.P. is a California corporation.

                    Shareholder is a United States citizen.

     (d)  Title of Class of Securities:
          ----------------------------
          Common Stock

     (e)  CUSIP Number:
          ------------
          577904204


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

     (a)  / /    Broker or Dealer registered under Section 15 of the Act

     (b)  / /    Bank as defined in section 3(a)(6) of the Act

     (c)  / /    Insurance Company as defined in section 3(a)(19) of the act

     (d)  / /    Investment Company registered under section 8 of the Investment
                 Company Act

     (e)  /*/    Investment Adviser registered under section 203 of the
                 Investment Advisers Act
                         [IA]

     (f)  / /    Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                 1974 or Endowment Fund; see Section 240.13d-1(b)(1)(ii)(F)

     (g)  /*/    Parent Holding Company, in accordance with Section 240.13d-1(b)
                 (ii)(G) (Note: See Item 7)
                       [Corporate G.P.]
                       [Shareholder]

     (h)  / /    Group, in accordance with Section 240.13d1-(b)(1)(ii)(H)


ITEM 4.   OWNERSHIP

     (a) AMOUNT BENEFICIALLY OWNED: Reporting Persons each directly or indirectly beneficially own 0 shares of Common Stock. IA's beneficial ownership is direct and Corporate G.P.'s and Shareholder's beneficial ownership is indirect.

     (b)  Percent of Class:  0%
          ----------------
     (c)  Number of shares as to which such person has:
          --------------------------------------------
            (i)  sole power to vote or to direct the vote:  0

           (ii)  shared power to vote or to direct the vote:

                         IA, Corporate G.P. and Shareholder share the power to vote 0 shares. No other person has the power to vote such shares.

                         In addition, IA, Corporate G.P. and Shareholder share with the investment advisory clients of IA the power to vote 0 shares.

                         IA, Corporate G.P. and Shareholder have no power to vote 0 shares for which they have dispositive power.

               (iii)  sole power to dispose or to direct the disposition of:  0

                (iv)  shared power to dispose or to direct the disposition of:

                         IA, Corporate G.P. and Shareholder share with each other the power to dispose all 0 shares for which they have direct or indirect beneficial ownership. They do not share this power with any other person.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          Ceases to be beneficial owner of 5% or more of the outstanding shares.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          IA, a registered investment adviser, Corporate G.P., IA's sole general partner, and Shareholder, the sole shareholder of Corporate G.P., have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to IA's investment advisory clients. No single investment advisory client of IA owns more than 5% of the Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          Corporate G.P. and Shareholder are the equivalent of parent holding companies for purposes of this Schedule 13G. IA is the equivalent of Corporate G.P.'s direct subsidiary and Shareholder's indirect subsidiary, and IA acquired the security being reported on by Corporate G.P. and Shareholder. IA is a registered investment adviser. See Exhibit B.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.


ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 31, 1995

Dated:  August 3, 1995


                                         HUSIC CAPITAL MANAGEMENT

                                         By:   Frank J. Husic and Co.
                                         Its:  General Partner



                                         By: /s/ Frank J Husic
                                            ---------------------------
                                            Frank J. Husic
                                            President



                                         FRANK J. HUSIC AND CO.



                                         By: /s/ Frank J Husic
                                             --------------------------
                                             Frank J. Husic
                                             President





                                         By: /s/ Frank J Husic
                                             ---------------------------
                                            Frank J. Husic

                                    EXHIBITS

EXHIBIT A   Statement With Respect To Joint Filing Of Schedule 13G

EXHIBIT B   Identification and Classification of Subsidiary Which Acquired
            Security Being Reported On By the Parent Holding Company

                                    EXHIBIT A

     STATEMENT WITH RESPECT TO JOINT FILING OF SCHEDULE 13G

     The undersigned hereby agree that any statement of Schedule 13G to be filed with the Securities and Exchange Commission by any of the undersigned, including any amendment thereto, with respect to securities of AGCO CORPORATION may be filed by any of the undersigned as a joint filing on behalf of all of the undersigned.

July 31, 1995

Dated:  August 3, 1995

                                             HUSIC CAPITAL MANAGEMENT

                                             By: Frank J. Husic and Co.
                                             Its: General Partner



                                             By: /s/ Frank J Husic
                                                 -----------------------
                                                 Frank J. Husic
                                                 President



                                             FRANK J. HUSIC AND CO.



                                             By: /s/ Frank J Husic
                                                ------------------------------
                                                Frank J. Husic
                                                President

                                              By: /s/ Frank J Husic
                                                 ------------------------------
                                                Frank J. Husic

                                    EXHIBIT B

                      IDENTIFICATION AND CLASSIFICATION OF
                    SUBSIDIARY WHICH ACQUIRED SECURITY BEING
                   REPORTED ON BY THE PARENT HOLDING COMPANIES

     IA, a registered investment adviser, acquired "beneficial ownership" of the securities being reported on as a result of its discretionary authority to acquire, dispose and (with respect to certain of such securities) vote the securities being reported on. Pursuant to Rule 13d-1(b)(ii)(G) of the Securities Exchange Act of 1934, as amended, a parent holding company may file a statement on Schedule 13G. Under a series of SEC no-action letters, including the letter issued to WARREN BUFFET AND BERKSHIRE HATHAWAY, INC. (available December 5, 1986), the SEC allowed individuals to file Schedule 13G, if such individuals controlled corporations that either were eligible to file Schedule 13G or directly or indirectly controlled entities eligible to file Schedule 13G reports. As an individual and an entity, respectively, ultimately controlling an entity qualified to file Schedule 13G, Shareholder and Corporate G.P. should be treated as "parent holding companies" and given the benefit of the Schedule 13G reporting regime to report their indirect beneficial ownership in such shares.